82-2373

ERG GROUP

RECEIVED
2004 JUL 13 P 2:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Your ref
Our ref CMP-0014-01

1 July 2004

04035464

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

ERG Ltd

SUPPL

Dear Sirs

Australian Stock Exchange Filing

I enclose the following document lodged with the Australian Stock Exchange today:

- Announcement requesting the ASX to grant a trading halt effective from 2 July 2004.

Yours faithfully

Beth Jones

for **Clare Barrett-Lennard**
Company Secretary

PROCESSED
JUL 14 2004
THOMSON FINANCIAL

dlw 7/14

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/07/2004

TIME: 17:39:12

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Trading Halt/Funding

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

FACSIMILE

ERG
GROUP

Your ref
Our ref CMP-0014-01

Fax 08 9221 2020
Pages 1

FAXED
- 1 JUL 2004

1 July 2004

Ms J Hewitt
Companies Advisor
Australian Stock Exchange Limited
Mezzanine Level
Exchange Plaza
2 The Esplanade
Perth WA 6000

Dear Ms Hewitt

Announcement

To fund the renegotiation and extinguishment of liabilities relating to the now divested Proton World business, and to provide working capital for contracts in progress, ERG proposes to undertake a renounceable rights issue to be underwritten by Patersons Securities Limited.

Accordingly ERG requests that the Australian Stock Exchange grant a trading halt in ERG's securities from the beginning of trade, Friday 2 July as it finalises details of the rights issue.

The rights issue will materially strengthen the Company's balance sheet at a time when the new management team is making good progress in its business strategy to turn ERG into a profitable supplier of world class multi-application smart card solutions. It represents the final element of the Company's capital restructure program outlined at ERG's November 2002 Annual General Meeting.

The Company will make another announcement by the commencement of trading on Tuesday 6 July, when the trading halt will conclude. If the details of the rights issue are not finalised by that time, the Company will apply for a voluntary suspension until the commencement of trading on Thursday 8 July at which time a further announcement will be made.

Yours sincerely

C L Barrett-Lennard
Company Secretary

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\hewittflr010704.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group